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Smarten Up, Americans. No Offense But Millions of Us Haven't Used These 5 Money Secrets

By The Penny Hoarder Staff

April 17, 2023



Here's the thing: *A lot* of people have already put these money secrets to good use. They've found hundreds of dollars in savings, secured their family's financials and padded their bank accounts.

Now it's your turn.

Putting all these secrets to use is actually easier than you might think. We're betting you can knock out at least three or four of these things right now — yes, even from your phone.

Go ahead and get in on these money secrets:

You Can Become a Real Estate Investor for as Little as $10

Take a look at some of the world's wealthiest people. What do they have in common? Many invest in large private real estate deals. And here's the thing: There's no reason you can't, too — for as little as $10.

An investment called the Fundrise Flagship Fund lets you get started in the world of real estate by giving you access to a low-cost, diversified portfolio of private real estate. The best part? You don't have to be the landlord. The Flagship Fund does all the heavy lifting.

With an initial investment as low as $10, your money will be invested in the Fund, which already owns more than $1 billion worth of real estate around the country, from apartment complexes to the thriving housing rental market to larger last-mile e-commerce logistics centers.

Want to invest more? Many investors choose to invest $1,000 or more. This is a Fund that can fit any type of investor's needs. Once invested, you can track your performance from your phone and watch as properties are acquired, improved, and operated. As properties generate cash flow, you could earn money through quarterly dividend payments. And over time, you could earn money off the potential appreciation of the properties.

So if you want to get started in the world of real-estate investing, it takes just a few minutes to **sign up and create an account with the Fundrise Flagship Fund.**

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Income Real Estate Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.

Smarten Up, Americans. No Offense But Millions of Us Haven't Used These 5 Money Secrets

By The Penny Hoarder Staff

April 17, 2023



Here's the thing: *A lot* of people have already put these money secrets to good use. They've found hundreds of dollars in savings, secured their family's financials and padded their bank accounts.

Now it's your turn.

Putting all these secrets to use is actually easier than you might think. We're betting you can knock out at least three or four of these things right now — yes, even from your phone.

Go ahead and get in on these money secrets:

You Can Become a Real Estate Investor

Take a look at some of the world's wealthiest people. What do they have in common? Many invest in large private real estate deals. And here's the thing: There's no reason you can't, too — for as little as $10.

An investment called the Fundrise Flagship Fund lets you get started in the world of real estate by giving you access to a low-cost, diversified portfolio of private real estate. The best part? You don't have to be the landlord. The Flagship Fund does all the heavy lifting.

With an initial investment as low as $10, your money will be invested in the Fund, which already owns more than $1 billion worth of real estate around the country, from apartment complexes to the thriving housing rental market to larger last-mile e-commerce logistics centers.

Want to invest more? Many investors choose to invest $1,000 or more. This is a Fund that can fit any type of investor's needs. Once invested, you can track your performance from your phone and watch as properties are acquired, improved, and operated. As properties generate cash flow, you could earn money through quarterly dividend payments. And over time, you could earn money off the potential appreciation of the properties.

So if you want to get started in the world of real-estate investing, it takes just a few minutes to **sign up and create an account with the Fundrise Flagship Fund.**

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Income Real Estate Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.

Smarten Up, Americans. No Offense But Millions of Us Haven't Used These 5 Money Secrets

By The Penny Hoarder Staff

April 17, 2023



Here's the thing: *A lot* of people have already put these money secrets to good use. They've found hundreds of dollars in savings, secured their family's financials and padded their bank accounts.

Now it's your turn.

Putting all these secrets to use is actually easier than you might think. We're betting you can knock out at least three or four of these things right now — yes, even from your phone.

Go ahead and get in on these money secrets:

You Can Invest in Real Estate (Even If You're Not a Millionaire)

Take a look at some of the world's wealthiest people. What do they have in common? Many invest in large private real estate deals. And here's the thing: There's no reason you can't, too — for as little as $10.

An investment called the Fundrise Flagship Fund lets you get started in the world of real estate by giving you access to a low-cost, diversified portfolio of private real estate. The best part? You don't have to be the landlord. The Flagship Fund does all the heavy lifting.

With an initial investment as low as $10, your money will be invested in the Fund, which already owns more than $1 billion worth of real estate around the country, from apartment complexes to the thriving housing rental market to larger last-mile e-commerce logistics centers.

Want to invest more? Many investors choose to invest $1,000 or more. This is a Fund that can fit any type of investor's needs. Once invested, you can track your performance from your phone and watch as properties are acquired, improved, and operated. As properties generate cash flow, you could earn money through quarterly dividend payments. And over time, you could earn money off the potential appreciation of the properties.

So if you want to get started in the world of real-estate investing, it takes just a few minutes to **sign up and create an account with the Fundrise Flagship Fund.**

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Income Real Estate Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.

Smarten Up, Americans. No Offense But Millions of Us Haven't Used These 5 Money Secrets

By The Penny Hoarder Staff

April 17, 2023



Here's the thing: *A lot* of people have already put these money secrets to good use. They've found hundreds of dollars in savings, secured their family's financials and padded their bank accounts.

Now it's your turn.

Putting all these secrets to use is actually easier than you might think. We're betting you can knock out at least three or four of these things right now — yes, even from your phone.

Go ahead and get in on these money secrets:

You Can Invest Like a Tycoon (Even If You're Not Rich)

Take a look at some of the world's wealthiest people. What do they have in common? Many invest in large private real estate deals. And here's the thing: There's no reason you can't, too — for as little as $10.

An investment called the Fundrise Flagship Fund lets you get started in the world of real estate by giving you access to a low-cost, diversified portfolio of private real estate. The best part? You don't have to be the landlord. The Flagship Fund does all the heavy lifting.

With an initial investment as low as $10, your money will be invested in the Fund, which already owns more than $1 billion worth of real estate around the country, from apartment complexes to the thriving housing rental market to larger last-mile e-commerce logistics centers.

Want to invest more? Many investors choose to invest $1,000 or more. This is a Fund that can fit any type of investor's needs. Once invested, you can track your performance from your phone and watch as properties are acquired, improved, and operated. As properties generate cash flow, you could earn money through quarterly dividend payments. And over time, you could earn money off the potential appreciation of the properties.

So if you want to get started in the world of real-estate investing, it takes just a few minutes to **sign up and create an account with the Fundrise Flagship Fund.**

If You Have More Than $1,000 in Your Checking Account, Here are 7 Money Moves

By The Penny Hoarder Staff



You've done it. You've built up a little cushion in your bank account — $1,000! It feels good, right? Those days of checking your account balance in a panic are behind you.

Congrats! You're on the right path. Now it's time to think about some longer-term goals. What do you want to accomplish next with your money? Do you need to save more? Do you want to buy a home someday? Invest?

What's the next step to take? What are some specific things you can do to elevate your finances?

We've got some ideas for you:

You Can Become a Real Estate Investor for as Little as $10

Take a look at some of the world's wealthiest people. What do they have in common? Many invest in large private real estate deals. And here's the thing: There's no reason you can't, too — for as little as $10.

An investment called the Fundrise Flagship Fund lets you get started in the world of real estate by giving you access to a low-cost, diversified portfolio of private real estate. The best part? You don't have to be the landlord. The Flagship Fund does all the heavy lifting.

With an initial investment as low as $10, your money will be invested in the Fund, which already owns more than $1 billion worth of real estate around the country, from apartment complexes to the thriving housing rental market to larger last-mile e-commerce logistics centers.

Want to invest more? Many investors choose to invest $1,000 or more. This is a Fund that can fit any type of investor's needs. Once invested, you can track your performance from your phone and watch as properties are acquired, improved, and operated. As properties generate cash flow, you could earn money through quarterly dividend payments. And over time, you could earn money off the potential appreciation of the properties.

So if you want to get started in the world of real-estate investing, it takes just a few minutes to **sign up and create an account with the Fundrise Flagship Fund**.

If You Have More Than $1,000 in Your Checking Account, Here are 7 Money Moves

By The Penny Hoarder Staff



You've done it. You've built up a little cushion in your bank account —
$1,000! It feels good, right? Those days of checking your account
balance in a panic are behind you.

Congrats! You're on the right path. Now it's time to think about some
longer-term goals. What do you want to accomplish next with your
money? Do you need to save more? Do you want to buy a home
someday? Invest?

What's the next step to take? What are some specific things you can do to elevate your finances?

We've got some ideas for you:

You Can Become a Real Estate Investor

Take a look at some of the world's wealthiest people. What do they have in common? Many invest in large private real estate deals. And here's the thing: There's no reason you can't, too — for as little as $10.

An investment called the Fundrise Flagship Fund lets you get started in the world of real estate by giving you access to a low-cost, diversified portfolio of private real estate. The best part? You don't have to be the landlord. The Flagship Fund does all the heavy lifting.

With an initial investment as low as $10, your money will be invested in the Fund, which already owns more than $1 billion worth of real estate around the country, from apartment complexes to the thriving housing rental market to larger last-mile e-commerce logistics centers.

Want to invest more? Many investors choose to invest $1,000 or more. This is a Fund that can fit any type of investor's needs. Once invested, you can track your performance from your phone and watch as properties are acquired, improved, and operated. As properties generate cash flow, you could earn money through quarterly dividend payments. And over time, you could earn money off the potential appreciation of the properties.

So if you want to get started in the world of real-estate investing, it takes just a few minutes to **sign up and create an account with the Fundrise Flagship Fund**.

If You Have More Than $1,000 in Your Checking Account, Here are 7 Money Moves

By The Penny Hoarder Staff



You've done it. You've built up a little cushion in your bank account —
$1,000! It feels good, right? Those days of checking your account
balance in a panic are behind you.

Congrats! You're on the right path. Now it's time to think about some
longer-term goals. What do you want to accomplish next with your
money? Do you need to save more? Do you want to buy a home
someday? Invest?

What's the next step to take? What are some specific things you can do to elevate your finances?

We've got some ideas for you:

You Can Invest in Real Estate (Even If You're Not a Millionaire)

Take a look at some of the world's wealthiest people. What do they have in common? Many invest in large private real estate deals. And here's the thing: There's no reason you can't, too — for as little as $10.

An investment called the Fundrise Flagship Fund lets you get started in the world of real estate by giving you access to a low-cost, diversified portfolio of private real estate. The best part? You don't have to be the landlord. The Flagship Fund does all the heavy lifting.

With an initial investment as low as $10, your money will be invested in the Fund, which already owns more than $1 billion worth of real estate around the country, from apartment complexes to the thriving housing rental market to larger last-mile e-commerce logistics centers.

Want to invest more? Many investors choose to invest $1,000 or more. This is a Fund that can fit any type of investor's needs. Once invested, you can track your performance from your phone and watch as properties are acquired, improved, and operated. As properties generate cash flow, you could earn money through quarterly dividend payments. And over time, you could earn money off the potential appreciation of the properties.

So if you want to get started in the world of real-estate investing, it takes just a few minutes to **sign up and create an account with the Fundrise Flagship Fund**.

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Income Real Estate Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.

If You Have More Than $1,000 in Your Checking Account, Here are 7 Money Moves

By The Penny Hoarder Staff



You've done it. You've built up a little cushion in your bank account —
$1,000! It feels good, right? Those days of checking your account
balance in a panic are behind you.

Congrats! You're on the right path. Now it's time to think about some
longer-term goals. What do you want to accomplish next with your
money? Do you need to save more? Do you want to buy a home
someday? Invest?

What's the next step to take? What are some specific things you can do to elevate your finances?

We've got some ideas for you:

You Can Invest Like a Tycoon (Even If You're Not Rich)

Take a look at some of the world's wealthiest people. What do they have in common? Many invest in large private real estate deals. And here's the thing: There's no reason you can't, too — for as little as $10.

An investment called the Fundrise Flagship Fund lets you get started in the world of real estate by giving you access to a low-cost, diversified portfolio of private real estate. The best part? You don't have to be the landlord. The Flagship Fund does all the heavy lifting.

With an initial investment as low as $10, your money will be invested in the Fund, which already owns more than $1 billion worth of real estate around the country, from apartment complexes to the thriving housing rental market to larger last-mile e-commerce logistics centers.

Want to invest more? Many investors choose to invest $1,000 or more. This is a Fund that can fit any type of investor's needs. Once invested, you can track your performance from your phone and watch as properties are acquired, improved, and operated. As properties generate cash flow, you could earn money through quarterly dividend payments. And over time, you could earn money off the potential appreciation of the properties.

So if you want to get started in the world of real-estate investing, it takes just a few minutes to **sign up and create an account with the Fundrise Flagship Fund**.

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Income Real Estate Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.

5 Strange Things Millionaires Do With Their Money, But Most of Us Have Never Tried

By The Penny Hoarder Staff



Getty Images

Life would be a whole lot easier if someone would just Venmo us $1 million, but unfortunately the chance of that happening is, well, probably zero. (Venmo doesn't allow transactions that large anyway.)

But even though our chances of becoming a millionaire are slim, we can still manage our money like one. No, we're not going to tell you how to buy hundreds of shares of Apple stock. Or how to pick out the perfect yacht.

These are simple money moves any normal, non-millionaire person can make *today*. Each tip can get you closer to achieving your big goals.

Take a look:

You Can Become a Real Estate Investor for as Little as $10

Take a look at some of the world's wealthiest people. What do they have in common? Many invest in large private real estate deals. And here's the thing: There's no reason you can't, too — for as little as $10.

An investment called the Fundrise Flagship Fund lets you get started in the world of real estate by giving you access to a low-cost, diversified portfolio of private real estate. The best part? You don't have to be the landlord. The Flagship Fund does all the heavy lifting.

With an initial investment as low as $10, your money will be invested in the Fund, which already owns more than $1 billion worth of real estate around the country, from apartment complexes to the thriving housing rental market to larger last-mile e-commerce logistics centers.

Want to invest more? Many investors choose to invest $1,000 or more. This is a Fund that can fit any type of investor's needs. Once invested, you can track your performance from your phone and watch as properties are acquired, improved, and operated. As properties generate cash flow, you could earn money through quarterly dividend payments. And over time, you could earn money off the potential appreciation of the properties.

So if you want to get started in the world of real-estate investing, it takes just a few minutes to **sign up and create an account with the Fundrise Flagship Fund**.

5 Strange Things Millionaires Do With Their Money, But Most of Us Have Never Tried

By The Penny Hoarder Staff



Getty Images

Life would be a whole lot easier if someone would just Venmo us $1 million, but unfortunately the chance of that happening is, well, probably zero. (Venmo doesn't allow transactions that large anyway.)

But even though our chances of becoming a millionaire are slim, we can still manage our money like one. No, we're not going to tell you how to buy hundreds of shares of Apple stock. Or how to pick out the perfect yacht.

These are simple money moves any normal, non-millionaire person can make *today*. Each tip can get you closer to achieving your big goals.

Take a look:

You Can Become a Real Estate Investor

Take a look at some of the world's wealthiest people. What do they have in common? Many invest in large private real estate deals. And here's the thing: There's no reason you can't, too — for as little as $10.

An investment called the Fundrise Flagship Fund lets you get started in the world of real estate by giving you access to a low-cost, diversified portfolio of private real estate. The best part? You don't have to be the landlord. The Flagship Fund does all the heavy lifting.

With an initial investment as low as $10, your money will be invested in the Fund, which already owns more than $1 billion worth of real estate around the country, from apartment complexes to the thriving housing rental market to larger last-mile e-commerce logistics centers.

Want to invest more? Many investors choose to invest $1,000 or more. This is a Fund that can fit any type of investor's needs. Once invested, you can track your performance from your phone and watch as properties are acquired, improved, and operated. As properties generate cash flow, you could earn money through quarterly dividend payments. And over time, you could earn money off the potential appreciation of the properties.

So if you want to get started in the world of real-estate investing, it takes just a few minutes to **sign up and create an account with the Fundrise Flagship Fund.**

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Income Real Estate Fund before investing. This and other information can be found in the Fund's prospectus. *Read them carefully before investing.*

5 Strange Things Millionaires Do With Their Money, But Most of Us Have Never Tried

By The Penny Hoarder Staff



Getty Images

Life would be a whole lot easier if someone would just Venmo us $1 million, but unfortunately the chance of that happening is, well, probably zero. (Venmo doesn't allow transactions that large anyway.)

But even though our chances of becoming a millionaire are slim, we can still manage our money like one. No, we're not going to tell you how to buy hundreds of shares of Apple stock. Or how to pick out the perfect yacht.

These are simple money moves any normal, non-millionaire person can make *today*. Each tip can get you closer to achieving your big goals.

Take a look:

You Can Invest in Real Estate (Even If You're Not a Millionaire)

Take a look at some of the world's wealthiest people. What do they have in common? Many invest in large private real estate deals. And here's the thing: There's no reason you can't, too — for as little as $10.

An investment called the Fundrise Flagship Fund lets you get started in the world of real estate by giving you access to a low-cost, diversified portfolio of private real estate. The best part? You don't have to be the landlord. The Flagship Fund does all the heavy lifting.

With an initial investment as low as $10, your money will be invested in the Fund, which already owns more than $1 billion worth of real estate around the country, from apartment complexes to the thriving housing rental market to larger last-mile e-commerce logistics centers.

Want to invest more? Many investors choose to invest $1,000 or more. This is a Fund that can fit any type of investor's needs. Once invested, you can track your performance from your phone and watch as properties are acquired, improved, and operated. As properties generate cash flow, you could earn money through quarterly dividend payments. And over time, you could earn money off the potential appreciation of the properties.

So if you want to get started in the world of real-estate investing, it takes just a few minutes to **sign up and create an account with the Fundrise Flagship Fund.**

5 Strange Things Millionaires Do With Their Money, But Most of Us Have Never Tried

By The Penny Hoarder Staff



Getty Images

Life would be a whole lot easier if someone would just Venmo us $1 million, but unfortunately the chance of that happening is, well, probably zero. (Venmo doesn't allow transactions that large anyway.)

But even though our chances of becoming a millionaire are slim, we can still manage our money like one. No, we're not going to tell you how to buy hundreds of shares of Apple stock. Or how to pick out the perfect yacht.

These are simple money moves any normal, non-millionaire person can make *today*. Each tip can get you closer to achieving your big goals.

Take a look:

You Can Invest Like a Tycoon (Even If You're Not Rich)

Take a look at some of the world's wealthiest people. What do they have in common? Many invest in large private real estate deals. And here's the thing: There's no reason you can't, too — for as little as $10.

An investment called the Fundrise Flagship Fund lets you get started in the world of real estate by giving you access to a low-cost, diversified portfolio of private real estate. The best part? You don't have to be the landlord. The Flagship Fund does all the heavy lifting.

With an initial investment as low as $10, your money will be invested in the Fund, which already owns more than $1 billion worth of real estate around the country, from apartment complexes to the thriving housing rental market to larger last-mile e-commerce logistics centers.

Want to invest more? Many investors choose to invest $1,000 or more. This is a Fund that can fit any type of investor's needs. Once invested, you can track your performance from your phone and watch as properties are acquired, improved, and operated. As properties generate cash flow, you could earn money through quarterly dividend payments. And over time, you could earn money off the potential appreciation of the properties.

So if you want to get started in the world of real-estate investing, it takes just a few minutes to **sign up and create an account with the Fundrise Flagship Fund**.

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Income Real Estate Fund before investing. This and other information can be found in the Fund's prospectus. *Read them carefully before investing.*